Biofrontera AG: Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

23.03.2018

1. Details of the person discharging managerial responsibilities / person closely associated

a) Name

Title:	Prof. Dr.
First name:	Hermann
Last name(s):	Lübbert

2. Reason for the notification a) Position / status
Position:	Member of the managing body

b) Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name
Biofrontera AG

b) LEI
391200D6GFSVFGFQTL13

4. Details of the transaction(s) a) Description of the financial instrument, type of instrument, identification code
Type:	Share
ISIN:	DE0006046113

b) Nature of the transaction
Disposal

c) Price(s) and volume(s)
Price(s)	Volume(s)
6.783 EUR	12027.00 EUR

d) Aggregated information
Price	Aggregated volume
6.783 EUR	12027.00 EUR

e) Date of the transaction
2018-03-22; UTC+1

f) Place of the transaction
Name:	Tradegate Exchange
MIC:	TGAT

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com

End of News